FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forum Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th Street, 40th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah O'Dea (212) 290-1787
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 3rd Ave, 16th Fl	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Jeffrey M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Capital Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

VALERIE CUTRUFELLI
Notary Public, State of New York
No. 01CU6059146
Qualified in New York County
Commission Expires May 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A Review Report regarding included Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM CAPITAL SECURITIES LLC

CONTENTS



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Forum Capital Securities LLC

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC, as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forum Capital Securities LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 21, 2017

FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash and cash equivalents	$	879,874
Advisory and investment banking fees receivable		8,072,316
Other assets		152,827
Total Assets	$	9,105,017

LIABILIITES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	75,394
Total Liabilities		75,394
Members' Equity		9,029,623
Total Liabilities and Members' Equity	$	9,105,017

See accompanying notes to financial statements.

FORUM CAPITAL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of advisory fees for capital raising and private placement services.

2. Summary of significant accounting policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Advisory and Investment Banking Fees Receivable

The Company carries its advisory and investment banking fees receivable at billed amounts less an allowance for doubtful accounts. If necessary, on a periodic basis, the Company evaluates its advisory and investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2016.

The Company has negotiated with certain clients the payment of investment banking fees over a period greater than one year. At December 31, 2016 included in investment banking fees receivable is approximately $2,077,000, due over a period greater than one year. The Company reserves the right to charge interest on any fees scheduled to become due over a period greater than one year.

Revenue Recognition

Advisory fees are recognized as earned on a pro rata basis over the term of the related contract. Investment banking fees are recorded as earned in accordance with the terms of the private placement agreement.

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

FORUM CAPITAL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Fair value of financial instruments

Financial instruments including advisory and investment banking fees receivable are carried at an amount that approximate fair value due to generally negligible credit risk and short term nature, or if due over a year, with an interest at a market rate.

4. Regulatory requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $804,000 which was approximately $799,000 in excess of its minimum requirement of $5,026.

The Company is exempt from the provision of rule 15C3-3 under paragraph (k)(2)(i) of the rule.

5. Related party transactions

Pursuant to a service agreement, the Parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. As of December 31, 2016, $127,935 of other assets is prepaid to the Parent related to this agreement. For the year ended December 31, 2016, the expense amounted to $1,702,965 related to this agreement.

FORUM CAPITAL SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

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6. Concentrations

The Company periodically maintains significant cash balances in a single financial institution. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2016, approximately 85% of revenues earned were from two customers. Advisory and investment banking fees receivable from these two customers and two other customers aggregated approximately $7,453,000 at December 31, 2016.

7. Subsequent Events

Subsequent to December 31, 2016, there was a member distribution in the amount of $1,750,000.

Subsequent events have been evaluated through February 21, 2017 which is the date this financial statement was available to be issued, and no additional events have been identified which require identification.